Exhibit 21.1

LIST OF SUBSIDIARIES

First Choice Healthcare Solutions, Inc. has the following subsidiaries and affiliates:

Subsidiary’s or Affiliate’s Name	Jurisdiction of Incorporation or Organization	Percentage of Ownership
FCID Medical, Inc.	Florida	100% by First Choice Healthcare Solutions, Inc.
FCID Holdings, Inc.	Florida	100% by First Choice Healthcare Solutions, Inc.
MTMC of Melbourne, Inc.	Florida	100% by First Choice Healthcare Solutions, Inc.
Marina Towers, LLC	Florida	99% by FCID Holdings, Inc. and 1% by MTMC of Melbourne, Inc.
TBC Holdings of Melbourne, Inc.	Florida	100% by First Choice Healthcare Solutions, Inc.
CCSC Holdings, Inc.	Florida	100% by First Choice Healthcare Solutions, Inc.
Crane Creek Surgical Partners, LLC	Florida	40% by CCSC Holdings, Inc.